Exhibit 17.1

Comscore, Inc.

11950 Democracy Drive

Suite 600

Reston, Virginia 20190

Attention: Brent Rosenthal, Non-Executive Chairman

Ladies and gentlemen:

I hereby resign as a member of the Board of Directors of Comscore, Inc. (the “Company”) effective immediately. I do not believe the Company’s go forward operating strategy, in general, is progressing fast enough and specifically in innovation and product development.

Yours truly,

Paul J. Reilly